COHEN & CZARNIK LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax: (212) 937-3870

March 6, 2008

Via Facsimile 202-772-9206

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Janice McGuirk

Re: Zenergy International, Inc.
           Amendment No. 5 to the Offering Statement of Form 1-A
           File No. 24-10165

Ladies and Gentlemen:

As we discussed, on behalf of Zenergy International, Inc. ("Zenergy International"), I am submitting this letter to request an effective date of today, March 6, 2008, with respect to Zenergy International's offering statement on Amendment No. 5 to Form 1-A, filed February 29, 2008.

Kindly confirm the requested effective date. If you have any comment or questions about the foregoing, please contact me at (212) 232-8323 or Jan P. Cohen of this office at (212) 232-8325. I thank you for your attention to this matter.

Very truly yours,



CC: Robert Luiten,
     President Zenergy International Inc.
     415 E. North Water Suite 1301 Chicago, IL 60611